

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2024

Frank Sorentino III
CEO
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, New Jersey 07632

      Re: ConnectOne Bancorp, Inc.
           Registration Statement on Form S-4
           Filed December 10, 2024
           File No. 333-283710

Dear Frank Sorentino III:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Robert A Schwartz